WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON	STEPHEN G. GELLMAN	51 WEST 52ND STREET		DAVID M. MURPHY	JONATHAN M. MOSES
HERBERT M. WACHTELL	STEVEN A. ROSENBLUM	NEW YORK, N.Y. 10019-6150		JEFFREY M. WINTNER	T. EIKO STANGE
BERNARD W. NUSSBAUM	PAMELA S. SEYMON	TELEPHONE: (212) 403 -1000		TREVOR S. NORWITZ	DAVID A. SCHWARTZ
RICHARD D. KATCHER	STEPHANIE J. SELIGMAN	FACSIMILE: (212) 403 -2000		BEN M. GERMANA	JOHN F. LYNCH
LAWRENCE B. PEDOWITZ	ERIC S. ROBINSON			ANDREW J. NUSSBAUM	WILLIAM SAVITT
PAUL VIZCARRONDO, JR.	JOHN F. SAVARESE	GEORGE A. KATZ (1965-1989)		RACHELLE SILVERBERG	ERIC M. ROSOF
PETER C. HEIN	SCOTT K. CHARLES	JAMES H. FOGELSON (1967-1991)		DAVID C. BRYAN	MARTIN J.E. ARMS
HAROLD S. NOVIKOFF	ANDREW C. HOUSTON			STEVEN A. COHEN	GREGORY E. OSTLING
DAVID M. EINHORN	PHILIP MINDLIN	OF COUNSEL		GAVIN D. SOLOTAR	DAVID B. ANDERS
KENNETH B. FORREST	DAVID S. NEILL	WILLIAM T. ALLEN	LEONARD M. ROSEN	DEBORAH L. PAUL	ADAM J. SHAPIRO
MEYER G. KOPLOW	JODI J. SCHWARTZ	PETER C. CANELLOS	MICHAEL W. SCHWARTZ	DAVID C. KARP	NELSON O. FITTS
THEODORE N. MIRVIS	ADAM O. EMMERICH	THEODORE GEWERTZ	ELLIOTT V. STEIN	RICHARD K. KIM	JEREMY L. GOLDSTEIN
EDWARD D. HERLIHY	CRAIG M. WASSERMAN	THEODORE A. LEVINE	J. BRYAN WHITWORTH	JOSHUA R. CAMMAKER	JOSHUA M. HOLMES
DANIEL A. NEFF	GEORGE T. CONWAY III	ALLAN A. MARTIN	AMY R. WOLF	MARK GORDON	DAVID E. SHAPIRO
ERIC M. ROTH	RALPH M. LEVENE	ROBERT B. MAZUR		JOSEPH D. LARSON	DAMIAN G. DIDDEN
WARREN R. STERN	RICHARD G. MASON			LAWRENCE S. MAKOW	ANTE VUCIC
ANDREW R. BROWNSTEIN	DOUGLAS K. MAYER			JEANNEMARIE O’BRIEN	IAN BOCZKO
MICHAEL H. BYOWITZ	MICHAEL J. SEGAL			WAYNE M. CARLIN	IGOR KIRMAN
PAUL K. ROWE	DAVID M. SILK			JAMES COLE, JR.	DAVID E. KAHAN
MARC WOLINSKY	ROBIN PANOVKA			STEPHEN R. DIPRIMA	DAVID K. LAM
DAVID GRUENSTEIN	DAVID A. KATZ			NICHOLAS G. DEMMO
PATRICIA A. VLAHAKIS	ILENE KNABLE GOTTS			IGOR KIRMAN
COUNSEL
		MICHELE J. ALEXANDER	PAULA N. GORDON
		LOUIS J. BARASH	NANCY B. GREENBAUM
		DIANNA CHEN	MAURA R. GROSSMAN
		ANDREW J.H. CHEUNG	IAN L. LEVIN
		PAMELA EHRENKRANZ	J. AUSTIN LYONS
		ELAINE P. GOLIN	HOLLY M. STRUTT

September 10, 2009

Tom Kluck

Branch Chief

Division of Corporation Finance
Mail Stop 3010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-0005

Re:          LexingtonPark Parent Corp.
Registration Statement on Form S-4, Amendment No. 1
Filed August 17, 2009
File No. 333-160525

Dear Mr. Kluck:

On behalf of our clients, LexingtonPark Parent Corp. (“New Parent”) and Cowen Group, Inc. (“Cowen”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated September 2, 2009, with respect to the filing referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, New Parent, Cowen, Ramius LLC (“Ramius”) and Sandler O’Neill + Partners L.P. (“Sandler O’Neill”) regarding the Staff’s comments relating to New Parent, Cowen, Ramius and Sandler O’Neill, respectively.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, New Parent is filing Amendment No. 2 (“Amendment No. 2”) to its registrations statement on Form S-4 (the “Registration Statement”).  We are providing supplementally the Staff of the Division of Corporation Finance six copies of a version of Amendment No. 2 that has been marked by the financial printers to show the changes since the filing of Amendment No. 1 to the Registration Statement on August 17, 2009.  All page references in the responses set forth below are to the pages of Amendment No. 1 that has been marked by the financial printers.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

General

1.             We note your response to comment 5 of our letter dated August 7, 2009 and your revised disclosure on pages iii and 71.  On page iii, your revised disclosure states that “[t]he transaction agreement has been approved by Ramius’s managing member and by members of Ramius who hold in the aggregate more than a majority of the percentage interests of Ramius and accordingly no other vote is required.”  In addition, on page 71, your revised disclosure states that “[o]n June 3, 2009, Ramius received the consent of its members who hold in the aggregate more than a majority of the percentage interests of Ramius to enter into the transaction agreement and effect the transaction, as well as the consent of BA Alpine Holdings, Inc.”  It appears that an investment decision has already been made by the interest holders of Ramius LLC and HVB Alternative Advisors LLC.  Thus, it does not appear that the company could register the initial issuance of the Class A common stock to Ramius and HVB on this S-4 registration statement.  Please advise.  See Rule 145 of the Securities Act and the Division’s Compliance and Disclosure Interpretations on the Securities Act Sections, Question 239.13.  Also, please discuss whether the company had a valid exemption from registration when offering these securities, if applicable.

Response:  The issuance of shares of New Parent common stock to each of Ramius and HVB Alternative Advisors LLC in the Transactions is exempt from registration as a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended, which provides an exemption from registration for “transactions by an issuer not involving any public offering.”  Each of Ramius and HVB Alternative Advisors LLC is an “accredited investor” as defined in Rule 502 under the Securities Act.  In addition, each of the 16 members of Ramius who consented to the Transaction Agreement and the Transactions on June 3, 2009 is an “accredited investor.”  New Parent initially included in the Registration Statement the 37,536,826 shares of common stock of New Parent to be issued to Ramius.  In response to the Staff’s comment, New Parent is withdrawing from pending registration those shares, as reflected in the fee table on the cover page of Amendment No. 2.

2.             Your response dated August 17, 2009 briefly describes why you do not believe that each of Cowen Group, Inc. (“Cowen”), Ramius LLC (“Ramius”) or LexingtonPark Parent Corp. (“New Parent”) is an investment company under the Investment Company Act of 1940 (“Company Act”).  Please provide further information needed to conduct an analysis under section 3(a)(l)(C) of the Company Act for Cowen, Ramius and New Parent, prior to, and giving effect to, the proposed transaction.  In particular, list on an unconsolidated basis all assets held by each entity, including the assets of its subsidiaries, and the value you assign to each.  In addition:

(a)           Please identify and explain any interests in the underlying funds that will be held directly or indirectly by New Parent or Former Ramius (as that term is used on page 6 of the amended S-4) after the transactions.  For instance, please explain if interests in the underlying funds are limited to general partnership interests or if there are additional limited partnership interests, and the values of each.  Will the Ramius LLC or Former Cowen (as that term is used on page 6 of the amended S-4) make contributions to the capital of the Ramius funds and/or Cowen Healthcare Royalty Partners, L.P. (see page 51 of the amended S-4) in connection with or apart from general partner interests?  What are the values with regard to each underlying fund?  Please describe the methodology used to value these interests and explain why that methodology was chosen.  In addition, please discuss whether you intend to retain the services of an independent valuation agent, and if not, why not.

(b)           Please explain why an investment in New Parent is not equivalent to an investment in a fund of funds.

Response:  We are providing concurrently herewith via a supplemental submission to the Staff an organizational chart for New Parent, Cowen and Ramius, and each direct and indirect subsidiary thereof, together with a spreadsheet listing the assets of each such entity and the corresponding value thereof as of June 30, 2009 as adjusted to give effect to the transactions provided for in the transaction agreement and in the asset exchange agreement and the internal restructuring of the combined company in connection therewith (the “Transactions”), indicating the percentage that “investment securities” (as defined in Section 3(a)(2) of the Company Act) constitute of each such entity’s total assets, exclusive of Government securities and cash items, on an unconsolidated basis.(1)  As requested in subparagraph (a) above, the listing of assets includes each general partner or limited partner interest to be held directly or indirectly by New Parent upon the consummation of the Transactions and the value ascribed to each.  Please be advised that Former

(1)  For Cowen and Company, LLC, the broker-dealer subsidiary of Cowen and its principal subsidiary, the analysis is based upon the percentage of assets devoted to its primary businesses, given the reliance by that entity on the exception provided in Section 3(c)(2) of the Company Act, which as discussed in our initial response letter has been construed as being available so long as at least 55% of the revenues of the issuer are derived from, and at least 55% of its assets are devoted to, the types of businesses specified therein.

Ramius will not hold any partnership interests directly upon the consummation of the Transactions, but will have only an indirect interest through its controlling interest in New Parent.

In response to your question whether Ramius LLC or Former Cowen (as that term is used on page 6 of the amended S-4) will make contributions to the capital of the Ramius funds and/or Cowen Healthcare Royalty Partners, L.P. (“CHRP”) in connection with or apart from general partner interests, none of the Ramius funds impose any future capital commitment obligations upon Ramius LLC or its subsidiaries, and we have been advised that there is no present intention to contribute any additional capital, either as a general partner, a limited partner or otherwise, except that Ramius is committed to invest up to an additional $8.6 million in investments which are held by RCG RE Manager, LLC, a wholly owned operating subsidiary of Ramius.  This commitment in RCG RE Manager, LLC’s investments will be funded by Ramius LLC, via RCG RE Manager, on a pro rata basis along with other investors over the next several years as and when capital calls are made by those investments.  Additionally, former Cowen has a remaining commitment as of June 30, 2009 of $12.1 million in the aggregate to CHRP as a limited partner of CHRP and also as a member of CHRP’s general partner.  This CHRP commitment will be called periodically and will be made pro-rata with the other limited partners.  New Parent, Ramius and Cowen do not believe that the foregoing capital commitments will have any material adverse impact on New Parent’s status under the Company Act.

The value of each partnership interest, general or limited, in any underlying fund is equal to the June 30, 2009 capital account balance as reported by each such fund, reflecting the partner’s pro rata interest in the net asset value of the underlying fund.  Given the absence of any subjective judgment in arriving at such values, Ramius believes this approach to be the most conservative in conducting a Company Act status analysis.  As noted on page 5 of our August 17, 2009 letter to the Staff (the “Initial Response Letter”), all partnership interests, both general and limited, in investment funds in which Ramius acts as general partner are being treated as investment securities for purposes of the Section 3(a)(1)(C) analysis (while Ramius reserves the right to revisit the issue of whether a general partner’s interest is not a security and therefore not an investment security for Company Act purposes).  Since Ramius is not seeking to treat general partnership interests as “good assets” for purposes of this analysis, nor is it seeking to ascribe any other value to its general partnership interests, Ramius does not believe that any purpose would be served by retaining an independent valuation agent, and accordingly does not intend to do so.

We have not included a Section 3(c)(1)(C) analysis for Ramius, Cowen and New Parent prior to the consummation of the Transactions, since prior to that time:

•      Ramius relies upon the exception from the definition of investment company provided in Section 3(c)(7) of the Company Act, in that all of the beneficial owners of its outstanding securities are either “qualified purchasers” as defined in Section 2(a)(51) of the Company Act or “Knowledgeable Employees” as defined in Rule 3c-5 under the Company Act, and Ramius will not have made or proposed to make any public offering of its securities;

•      As noted in the Initial Response Letter, the principal subsidiary of Cowen, Cowen and Company, LLC, relies upon the exception from Section 3(a) provided in Section 3(c)(2) of the Company Act, which looks to the businesses in which an issuer is primarily engaged, the principal sources of its gross income and the extent to which its assets are devoted to its primary businesses (regardless of whether they are investment securities); and

•      New Parent will not have engaged in any business activities (other than ministerial activities in connection with its formation) or own any investment securities.

Accordingly, we respectfully submit that the relevant test is the asset composition of New Parent and its subsidiaries giving effect to the Transactions.

An investment in New Parent is not equivalent to an investment in a fund of funds.   An investor in New Parent has an investment in a holding company with wholly-owned operating company subsidiaries and not in a fund of funds entity.  The nature of New Parent’s business, its risks and its economics are fundamentally different than a fund of funds.  As more fully set out in the Registration Statement, New Parent does not intend to directly undertake any operating activities other than the management of its operating subsidiaries, which will be primarily engaged in financial services activities.  After the closing of the Transactions, the Ramius subsidiary is intended to undertake the primary alternative investment management activities of the combined company, and the Cowen subsidiary is intended to undertake the primary sales and trading and investment banking operations of the combined company.  Unlike a fund of funds, New Parent’s primary focus will be on the business of investing in securities with client assets on behalf of those clients, not its own assets.  This fundamental difference in the nature of New Parent’s business is reflected in the risks described in the Registration Statement, which differ significantly from the risks described in a typical fund of funds.  In addition, the value of an interest in New Parent is not simply an allocation across a number of funds, but is based on the cash flow that New Parent, through its operating company subsidiaries, will receive.  An investor’s return and the value of his or her interest in New Parent is simply not the same economically as that of an investment in a fund of funds.  An investor in New Parent will benefit from Ramius’ management fee and its special allocation in the underlying funds; an investor in a fund of funds, on the other hand, will receive only his or her percentage interest of the actual return of the underlying funds, less the manager’s management fee and carried interest.  As Andrew J. Donohue, Director, Division of Investment Management, pointed out in a 2007 speech on initial public offerings of hedge and private equity fund managers before the Domestic Policy Subcommittee of the Oversight and Government Reform Committee, U.S. House of Representatives, “it is important to consider that the public investors [in publicly-traded managers of private investment funds] are buying a share of the entity managing these funds, rather than a share in the underlying funds.”(2)

3.             Please explain whether the transactions, which provide for Cowen and Ramius to combine into a new holding company, should be considered an indirect offering of one or more of the underlying entities.  In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

Response:  New Parent, Ramius and Cowen respectfully inform the Staff that they believe that the Transactions, which provide for Cowen and Ramius to become operating subsidiaries of a new holding company, do not constitute an indirect offering of one or more of the underlying entities.  Rule 140 under the Securities Act of 1933 would deem New Parent to be engaged in the distribution of securities of an underlying entity if the “chief part” of New Parent’s business was selling its securities and utilizing the proceeds to purchase securities of an underlying entity.  Rule 140 does not set forth any standard for determining the “chief part” of an issuer’s business.  The Staff has stated that the chief part of a primary issuer’s business would not entail using the proceeds from an offering of its bonds to acquire the securities of a secondary issuer if the securities of the secondary issuer comprised less than 45% of the collateral securing the bonds.(3)  Here, the Transactions involve a business combination of two existing businesses, where no offering proceeds are being generated that might be deemed invested in underlying funds. Also, Rule 140 to our knowledge has never been applied to require registration of the securities of controlled companies through which registrants conduct their businesses.  Otherwise all holding companies, which is the predominant structure of U.S. public companies, would be required to register all of their subsidiaries’ securities at the same time they register their own.

Section 48(a) of the Company Act makes it unlawful for any person to do through another person that which is unlawful for such person to do itself.  In connection with the sale of securities of private funds, the Staff takes the position that any issuer whose investors consist of non-qualified investors and that was formed or operated for the

(2) Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds (July 11, 2007) at http://www.sec.gov/news/testimony/2007/ts071107ajd-2.htm.

(3) FBC Conduit Trust I, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2692 at *3(Oct 6, 1987).

purpose of investing in the private fund may result in a violation of Section 48(a).(4)  The Staff takes the view that the determination of whether an issuer is “formed for the purpose” of investing in a private fund depends on an analysis of the surrounding facts and circumstances.(5)  While the Staff generally has been able to conclude that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund,(6) the Staff has recognized that 40% of assets is not a strict limitation.  In Cornish & Carey Commercial, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 625 (June 21, 1996, the Staff stated that

[T]his 40% of capital limit is not a statutory requirement and should not be determinative of when to “look through” a collective investment vehicle to which the attribution rules of Section 3(c)(1)(A) otherwise would not apply, and that is neither structured nor operated for the purpose of circumventing the 100-securityholder limit of Section 3(c)(1)…. When an issuer can make the 40% representation, the staff generally has been able to conclude with a degree of certainty that the structure was not created to evade the Act and the staff thus has granted no-action relief.  Because the 40% test is not a statutory requirement, however, failure to comply with it would not automatically place a private investment company in violation of the Act.  Rather, whether a company that meets the express conditions of Section 3(c)(1) will be considered to have violated Section 48(a) will depend on an analysis of all of the surrounding facts and circumstances. While the percentage of an issuer’s assets invested in another 3(c)(1) company is relevant to this analysis, exceeding a specified percentage level, by itself, is not determinative.

In that letter, the Staff allowed an investing entity that invested more than 40% of its capital in a fund relying upon the exception from the definition of investment company in Section 3(c)(1) of the Company Act to be counted as a single beneficial owner provided that, among other things, the investing entity was not structured or operated to circumvent Section 3(c)(1).

New Parent was not formed nor will it be operated for the purpose of acquiring interests in any underlying investment fund, and investing in any underlying fund will not be a “chief part” of New Parent’s business.  As noted above, New Parent will be primarily engaged in Ramius’ alternative investment management activities and Cowen’s primary sales and trading and investment banking operations.  For the 2008 fiscal year and for the six-month period ended June 30, 2009, the aggregate of investment management fees earned for providing investment advisory and

(4)   Am. Bar Ass’n Section of Bus. Law, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 456, at *44-47 (Apr. 22, 1999) (see Section D of the “Questions and Answers” section of the Staff’s response).

(5)   Id.

(6)   Id., citing Cornish & Carey Commercial, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 625, at *5-6 (June 21, 1996).

management services and brokerage and investment banking revenue comprised more than 82% and 87%, respectively, of New Parent’s total revenues on a pro forma basis.  While the largest aggregate investment (combining general partner, limited partner and any other type of investment, including uncalled capital commitments) in any single underlying investment fund, Ramius Enterprise L.P., would be approximately 43% of New Parent’s total assets after giving effect to the Transactions, neither New Parent, Ramius nor Cowen regards that level as being problematic under Rule 140 and Section 48(a), given that New Parent is being formed to facilitate a business combination and to conduct through its operating subsidiaries financial service activities, not to circumvent the provisions of Sections 3(c)(1) or Section 3(c)(7).  We also note that, as disclosed in the Registration Statement, Ramius has submitted a redemption request to Ramius Enterprise L.P. to withdraw up to an aggregate of $75 million from Ramius Enterprise L.P. as of December 31, 2009, but has not yet determined the amount of capital that it will actually withdraw. Thus, depending upon the amount actually redeemed, the percentage of New Parent’s total assets invested in that fund may fall well below 40%.

New Parent, Ramius and Cowen note that other publicly owned investment advisers also make investments in the alternative investment funds they manage without being found to have violated Rule 140 or Section 48(a).(7)

4.             Please explain why Cowen Capital Partners, LLC is not registered with the Commission as an investment adviser.

Response:  Cowen Capital Partners, LLC (“Cowen Capital”) is a Delaware limited liability company and is an indirect wholly-owned subsidiary of Cowen Group, Inc.  Cowen Capital was established as part of Cowen’s spin-off from Société Générale (“SG”) for the limited purpose of managing a handful of current and former private equity portfolio investments for or related to SG, and in return, receives a flat fee for its services.  Specifically, Cowen Capital acts as investment manager for Cowen Investments Holdings, LLC, the sole member of Cowen Investments I, LLC, a fund of portfolio investments sold by SG to two non-SG related entities.  The fund is owned 99.5% by these two non-SG related entities and 0.5% owned by Cowen SLP I, LLC, a passive special member entity consisting of three current and/or former employees of

(7)   See e.g., Greenhill & Co., Prospectus (Form 424(b)(4)) (May 11, 2005); Evercore Partners Inc., Prospectus (Form 424(b)(4) (August 22, 2006); Fortress Investment Group LLC, Prospectus (Form 424(b)(4)) (Feb. 9, 2007); Och-Ziff Capital Management Group LLC, Prospectus (Form 424(b)(4)) (Nov. 15, 2007).

Cowen.

Cowen Capital also has a contractual arrangement with SG to manage a limited number of SG’s portfolio investments in two of SG’s funds in return for Cowen Capital receiving a flat management fee.  This agreement commenced on July 12, 2006 (the date of the Cowen Group, Inc. initial public offering), and will terminate on July 11, 2010.

Section 202(a)(11)of the Investment Advisers Act of 1940 (the “Act”) states in relevant part that “investment adviser” means “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities….”

In its capacity as investment manager to Cowen Investment Holdings, LLC, Cowen Capital manages the existing private equity portfolio on behalf of SG and the two non-SG related entities and does not, directly or indirectly, (i) advise these entities as to the value of the securities held in the portfolios; (ii) advise these entities as to whether to invest in, purchase or sell any securities; or (iii) issue or promulgate to these entities analyses or reports concerning securities for a fee.  On a quarterly basis, an employee of Cowen Capital participates in the review of valuation materials regarding the securities held in the portfolios, which valuation is conducted for accounting purposes.  Cowen Capital does not receive compensation for providing these valuation reports to SG or to the two non-SG related entities on request.  No new portfolio investments have been added to the funds and investments managed by Cowen Capital since Cowen Capital was established and neither Ramius nor Cowen has any intention of adding any such investments or otherwise expanding the scope of Cowen Capital’s business.  Therefore, we respectfully submit to the Staff that Cowen Capital does not qualify as an “investment adviser” under the Act.

Additionally, even if Cowen Capital were to be deemed an “investment adviser” within the meaning of the Act, Cowen Capital would be exempt from registration pursuant to Section 203(b)(3) of the Act.  Section 203(b)(3) of the Act states that the provisions of Subsection 203(a) of the Act shall not apply to “Any investment advisor who during the course of the preceding 12 months has had fewer than 15 clients and who neither holds himself out generally to the public as an investment adviser nor acts as an investment adviser to any investment company registered under Title I of this Act, or a company which has elected to be a business development company pursuant to Section 54 of Title I of this Act and has not withdrawn its election.”  Cowen Capital has had one “client” (as such term is defined by Rule 203(b)(3)-1 of the Act), Cowen Investment Holdings, LLC, over the course of the preceding 12 months and does not hold itself out generally to the public as an investment adviser, nor is Cowen Investment Holdings, LLC a registered investment company under Title I of the Act nor has Cowen Investment Holdings, LLC elected to be a business development company under Section 54 of Title I of the Act.  Therefore, we respectfully submit to the Staff that Cowen Capital, even if deemed an “investment adviser” under the Act, is exempt from registration under the Act by virtue of the “private advisor” exemption contained in Section 203(b)(3) of the Act.

Risk Factors, page 23

If the transactions are not completed by December 31, 2009, either Cowen ..., page 25

5.             This risk factor seems to cover the same risk as the first risk factor on page 23.  Please consider combining these risk factors.

Response:  In response to the Staff’s comment, New Parent and Cowen have revised the disclosure to combine these risk factors.  This revised disclosure appears on page 23.

A continuation of recent turmoil in the financial markets could have a …, page 30

6.             Please describe specifically how a continuation of recent turmoil in the financial markets could adversely affect the financial position of Ramius, Cowen and/or the combined company.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have removed this risk factor in its entirety.  This revised disclosure appears on page 30.

Ramius may suffer losses in connection with the insolvency of ..., page 35

7.             We note your response to our prior comment 19 and the added disclosure to this risk factor.  To provide context regarding the loss associated with Lehman Brothers, please also disclose that the original total net equity claim was for $233 million.  Additionally, your disclosure on page 157 states that Ramius has valued the total net equity claim at an 80% discount, but this risk factor states that the total recoverable claim is approximately $70.3 million.  Please advise us regarding the difference in figures.

Response:  In response to the Staff’s comment, Ramius has revised this risk factor to disclose that the original total net equity claim of the Ramius funds with respect to Lehman Brothers was approximately $256.4 million.  The revised disclosure appears on page 34.

Ramius arrived at a total recoverable claim with respect to Lehman Brothers valued at approximately $70.3 million by adding the expected value of the recoverable claim of approximately $46.5 million against LBIE (which represents the value of the total net equity claim at an 80% discount, which Ramius believes is a reasonable estimate of value that ultimately may be recovered with respect to the total net equity claim approximately $232.6 million) to the expected value of the recoverable claim of approximately $23.8 million against LBI.  Ramius has also revised its disclosure on page 157 to state that the reasonable estimate of the value of the claim of the Ramius funds against LBIE is equal to approximately $46.5 million.

Information about the Companies, page 49

Ramius, page 49

8.             We note that Ramius has sought to deliver consistent, risk-adjusted returns throughout a market cycle.  Please disclose what you mean by the terms “risk-adjusted” and “market cycle.”

Response:  In response to the Staff’s comment, Ramius has provided additional disclosure to clarify the meanings of the terms “risk-adjusted” and “market cycle”.  The additional disclosure appears on pages 48 and 148.

Ramius’s Investment Services and Products, page 50

9.             We note your response to our prior comment 21 and the added disclosure.  Please additionally disclose an explanation of each type of Ramius’ services and products.  For example, what is a fund of fund?  What services are provided by Ramius in its cash management and mortgage advisory business?  If you include industry jargon in the body of your prospectus that is understood only by industry experts, please make every effort to concisely explain these teams where you first use them.  In addition, please do not use technical terms or industry jargon in your explanations but instead explain in plain English the investment services and products that Ramius offers.

Response:  In response to the Staff’s comment, Ramius has revised its disclosure to include further explanations in plain English of Ramius’s services and products, as appropriate.  The revised disclosure appears on pages 49 and 50.

Notes to Unaudited Pro Forma Combined Financial Statements, page 58

10.           We note your response to comment 24.  Please disclose the reasons the acquisition of Cowen will result in a bargain purchase gain in your next amendment to the extent that this scenario is still applicable.  Refer to paragraph 68(o) of SFAS 141(R) (FASB ASC 805-30-50-1).

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided additional disclosure related to the bargain purchase gain.  This additional disclosure has been added to page 59 under “Note 2 — Purchase Price.”

Proposal 1:  The Transactions, page 67

Background of the Transactions, page 67

11.           You disclose that on January 20, 2009, Mr. Malcolm had dinner with Mr. Solomon where issues related to the integration of the Cowen and Ramius management teams were discussed and the following day Mr. Malcolm spoke with Mr. Toffolon and other members of senior management of Cowen and it was determined, based on a number of factors both internal to Cowen and more general external factors, that Cowen would not pursue a business combination with Ramius at that time.  Please additionally disclose the most important factors, both internal to Cowen as well as general external factors, which caused Cowen to initially decide not to pursue a business combination with Ramius.

Response:  In response to the Staff’s comment, New Parent and Cowen have revised the disclosure related to the factors based on which Cowen to initially decide not to pursue a business combination with Ramius.  This revised disclosure appears on page 66 under the Section titled “Background of the Transactions.”

12.           We note that as of February 3, 2009, Cowen was not interested in pursuing a business combination with Ramius but as of March 6, 2009, just over a month later, representatives of Cowen and Ramius were again discussing a business combination.  Please provide additional disclosure as to the factors, events or people which caused this change and the reasons for this change.

Response:  In response to the Staff’s comment, New Parent and Cowen have revised the disclosure related to the factors which caused Cowen to begin discussing a business combination with Ramius in March.  This revised disclosure appears on page 67 under the Section titled “Background of the Transactions.”

13.           We note that at a meeting of the Board of Directors held on May 4, 2009, Sandler O’Neill and senior management of Cowen presented their due diligence findings to date and Sandler O’Neill presented its preliminary financial analysis of the potential transaction.  Please disclose the major due diligence findings and summarize Sandler O’Neill’s preliminary financial analysis of the transaction.

Response:  In response to the Staff’s comment, New Parent and Cowen have revised the disclosure related to the due diligence findings and preliminary financial analysis presented to the Board at the May 4, 2009 meeting.  This revised disclosure appears on pages 68 through 69 under the Section titled “Background of the Transactions.”

14.           You disclose that on multiple occasions during the month of May 2009, Ramius’ real estate business was the subject of due diligence.  Please additionally disclose the major subject areas related to the due diligence associated with Ramius’ real estate business as well as the conclusions the various parties reached regarding Ramius’ real estate business.

Response:  In response to the Staff’s comment, New Parent and Cowen have revised the disclosure related to the due diligence associated with Ramius’s real estate business as well and the conclusions reached after consideration of this diligence.  This revised disclosure appears on page 69 under the Section titled “Background of the Transactions.”

Opinion of Cowen’s Financial Advisor, page 73

3.  Pro Forma Transaction Analysis, page 83

15.           We note your response to our prior comment 43 and the added disclosure.  Please also disclose that a substantial portion of the transaction fee payable to Sandler O’Neill is contingent upon consummation of the merger of Cowen and Ramius.

Response:  In response to the Staff’s comment, Sandler O’Neill has revised its disclosure relating to the its fee.  This revised disclosure appears on page 84.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ramius, page 148

Assets Under Management and Fund Performance, page 154

16.           We note your response to our prior comment 52 but do not believe that you have complied with the first part of that comment and therefore are reissuing it.  One of the line items in the table on page 155 is “Net Performance.”  Please disclose how Net Performance is calculated.

Response:  In response to the Staff’s comment, Ramius has included disclosure regarding how Net Performance is calculated.  This revised disclosure appears on page 155.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ramius, page 148

AAP Quarterly Comparison, page 160

Other Income (Loss), page 162

17.           In this section as well as in other sections in your MD&A you state that performance was affected by unrealized losses “due to marks” pertaining to certain portions of the private investment portfolio, such as real estate.  Please revise to explain these losses in plain English.

Response:  In response to the Staff’s comment, Ramius has included disclosure in plain English describing how the adjustment of certain recorded asset values to their fair market value affected in its performance.  This revised disclosure appears on pages 162, 165, 175 and 177.

Income (Loss) Attributable to Non-controlling Interests, page 165

18.           You disclose that income attributable to non-controlling interests increased $7.4 million due to improved operating performance of the Ramius consolidated funds and entities.  However, it appears that net income generated by the consolidated Ramius Funds decreased in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008.  Please advise.

Response:  The revenue, expenses and other income as it related to the Consolidated Ramius Funds is comprised of three fund of funds and Ramius Enterprise LP (“Enterprise”).  None of the four of the Consolidated Ramius Funds are wholly owned and therefore have applicable related non-controlling interests.  The percentages of non-controlling interests related to each of these funds varies.  Due to the fact that the non-controlling interest percentages related to the three consolidated fund of funds (52 - 78%) is much greater than the non-controlling interest percentage for Enterprise (38%) the non –controlling interests’ income/loss related to the three fund of funds is weighted heavier than for Enterprise.  During the six months ended June 30, 2009, the net income/loss attributable to the three consolidated fund of funds included in the Consolidated Ramius Funds net income was $4.7 million.   During the six months ended June 30, 2008, the net income/loss attributable to the three consolidated fund of funds included in the Consolidated Ramius Funds net income was ($8.4) million. Therefore related to the income/loss attributable to the non-controlling interests, the performance increased from a loss of $8.4 million to income of $4.7 million, but the total performance from all Consolidated Ramius Funds decreased. Since the percentage of non-controlling interest related to the three fund of funds is larger than the percentage of non-controlling interests from Enterprise, more income/loss associated with the three fund of funds will be attributable to the total non-controlling interest as shown in the Consolidated Statement of Operations.  See the table below to show the portion of Consolidated Ramius Fund revenue, expenses and other income that is attributable to fund of funds as opposed to Enterprise for further explanation.

		2009	2008
		(dollars in thousands)
Revenues
	Fund of funds	$1	$1
	Enterprise	7,966	14,237
		7,967	14,238
Expenses
	Fund of funds	(212)	(1,174)
	Enterprise	(6,308)	(12,844)
		(6,520)	(14,018)
Gain (loss)
	Fund of funds	4,948	(7,269)
	Enterprise	964	24,682
		5,912	17,413

Net Income from consolidated funds
	Fund of funds	4,737	(8,442)
	Enterprise	2,622	26,075
		7,359	17,633

Incentive Income (Loss), page 174

19.           Please elaborate upon your discussion of the reversal of the incentive income allocation that resulted in a $7.2 million incentive income loss for the three months ended June 30, 2009.  Please also make the revised disclosures to the comparison of six month segment information on page 176 and Note 12 to the unaudited financial statements on page F-100.

Response:  In response to the Staff’s comment, Ramius has revised its disclosure to elaborate its discussion of the reversal of incentive income allocation.  The revised disclosure appears on pages 174 and 176. Ramius respectfully submits to the Staff that no revision is necessary to Ramius’s unaudited financial statements with respect to the reversal of the incentive income allocation.

The reversal of the incentive fee allocation is due to the continued deterioration of the commercial real estate market in 2009 and the negative impact that has had on the estimated fair value of the underlying assets held by the Ramius real estate funds.  Based on the hypothetical liquidation value of these real estate funds as of June 30, 2009 at then-recorded values, the limited partners would not receive the required cumulative preferred return due to them under the terms of the governing documents of the applicable funds. As a result, the general partners of these funds are obligated to return all incentive payments, net of the assumed tax rate, received during the life of the applicable fund to reduce this shortfall.

Note 2.  Significant Accounting Policies, page F-13

Reimbursement from affiliates, page F-24

20.           Please quantify and disclose where you have recorded the expenses that have been reimbursed by your affiliates.

Response:  In response to the Staff’s comment, Ramius has revised its disclosure to indicate that Ramius charges and allocates, at its discretion, certain expenses incurred which are allowed to be reimbursed under the offering documents of the applicable Ramius funds.  As Ramius only allocates to, and is reimbursed from, the applicable Ramius funds the actual amount of expenses that have been incurred, the total amount of these expenses that have been reimbursed are equal to the Reimbursement from Affiliates’ revenues as shown in the consolidated statements of operations.  Ramius has also revised its disclosure to indicate that these expenses relate to various, identified expense categories.  The applicable expense accounts that the original charges are included in are: employee compensation and benefits, professional, advisory and other fees, communications, occupancy and equipment, client services and business development and other as shown in the consolidated statements of operations.  The revised disclosure appears on page F-24.

Note 20.  Segment Reporting, page F-65

21.           Please include a footnote to explain the adjustment for “Reimbursement from affiliates.”

Response:  In response to the Staff’s comment, Ramius has revised note (b) to its segment reporting financial information to explain the adjustment for “Reimbursement from affiliates.”  The revised disclosure appears on page F-69.

Note 3.  Investments and Fair Value Measurements for Ramius Operating Entities and Consolidated Ramius Funds, page F-81

(3) Equity method investments, page F-82

22.           Please identify the single significant investment accounted for using the equity method and tell us your basis for determining its significance.

Response:  As of June 30, 2009, Ramius holds an equity method investment in RCG Longview Partners II, LLC.

For the six months ended June 30, 2009, Ramius’s loss from its investment in RCG Longview Partners II, LLC was approximately $5.4 million, or over 20% of the consolidated loss from continuing operations before income taxes of approximately $22.1 million.  Therefore, for interim financial reporting purposes under S-X Rule 10-01(b)(1), Ramius presented summarized financial information for this entity.   The basis for presenting the summarized financial information was determined after applying the three significant subsidiary tests as defined in S-X Rule 1-02(w), substituting the 10% measure with a 20% measure as required for interim financial reporting purposes.

For the years ended December 31, 2008, 2007 and 2006 and the three months ended March 31, 2009, neither RCG Longview Partners II, LLC nor any other unconsolidated majority owned subsidiaries or 50% or less owned persons accounted for by the equity method exceeded the 20% threshold or would otherwise have resulted in the required disclosures under Rule 3-09 and Rule 4-08(g).

In response to the Staff’s comment, Ramius has revised its disclosure to identify RCG Longview Partners II, LLC as the single significant investment accounted for using the equity method.  The revised disclosure appears on page F-83.

Exhibit 5.1 Legal Opinion

23.           Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to “the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Response:  In response to the Staff’s comment, Wachtell, Lipton, Rosen and Katz has revised its legal opinion to include language clarifying that the reference and limitation to “the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.  As we do not intend to file this opinion with Amendment No. 2, we are providing the Staff supplementally with a marked copy of the legal opinion to show these changes.

Signatures, page II-6

24.           We note the filing does not include the signature of your principal executive officer, your principal financial officer or your controller or principal accounting officer.  Please include these signatures in an amended Form S-4.  If any person occupies more than one position, please indicate each capacity in which that person signs the registration statement.  See Instructions 1 and 2 to the Signatures section of Form S-4.

Response:  New Parent respectfully informs the Staff that during the interim period from its formation as a legal entity until the closing of the transactions, New Parent has only four executive officers:  President, Vice President, Secretary and Treasurer.  New Parent also currently has only four directors during this interim period.  All of the current executive officers of New Parent and all of the current directors of New Parent (with some individuals serving in dual capacities) have signed the Registration Statement.  Mr. Cohen will not serve as the principal executive officer of New Parent until after the closing of the transactions, and Mr. White will not serve as the principal financial officer of New Parent until after the closing of the transactions.

New Parent has authorized us to include its acknowledgement that:

•                                          New Parent is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          New Parent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                              *                              *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1314.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro

Enclosures

cc:	J. Kevin McCarthy, Esq.
Cowen Group, Inc.

Owen S. Littman, Esq.
Ramius LLC

David K. Boston, Esq.
Laura L. Delanoy, Esq.
Willkie Farr & Gallagher LLP